Exhibit 99.1

Copa Holdings Reports Financial Results for the Third Quarter of 2016

Excluding special items, adjusted net income came in at $55.3 million, or adjusted EPS of $1.30 per share

Panama City, Panama — November 8, 2016. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2016 (3Q16). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2015 (3Q15).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$74.0 million for 3Q16, or diluted earnings per share (EPS) of US$1.75.

▪	Excluding special items, Copa Holdings would have reported an adjusted net income of $55.3 million, or $1.30 per share, a 47.8% increase from adjusted net income of US$37.4 million and US$0.85 per share for 3Q15.

▪	Operating income for 3Q16 came in at US$77.2 million, a 52.7% increase from operating income of US$50.6 million in 3Q15. Operating margin for the period came in at 13.6% or 4.3 percentage points higher than 3Q15, as a result of stronger unit revenues and lower unit costs.

▪ Operating results for the quarter were affected by realized fuel hedge losses of US$22.2 million, compared to US$24.1 million in 3Q15. Excluding these realized fuel hedge losses, operating margin for the quarter would have been 17.5% for 3Q16, and 13.6% for 3Q15.

▪	Total revenues increased 4.0% year over year to US$569 million, as higher load factors offset a 7.6% reduction in yield per passenger mile. As a result, operating revenue per available seat mile (RASM) increased 1.8% to 10.3 cents when compared to 3Q2015.

▪	For 3Q16, passenger traffic (RPMs) grew 12.7% year over year on a 2.0% capacity expansion. As a result, consolidated load factor came in at 84.2%, or 8.0 percentage points above 3Q15.

▪	Operating cost per available seat mile (CASM) declined 2.9% year over year to 8.9 cents. CASM, excluding fuel, decreased 0.9% year over year to 6.4 cents.

▪	Cash, short term and long term investments ended 3Q16 at US$773.4 million, representing 36% of the last twelve months’ revenues.

▪	During the quarter, Copa Airlines returned two leased EMB-190s. Copa Holdings ended the quarter with a consolidated fleet of 99 aircraft.

▪	For 3Q16, Copa Holdings reported consolidated on-time performance of 90.1% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

SUBSEQUENT EVENTS

▪	On Oct 20, 2016 Copa Holdings launched Wingo, a low cost/low price product offering designed for passengers looking for a simple, no-frills travel option within Central, South America and the Caribbean. Wingo will begin operations on December 1, 2016. For more information, please visit www.wingo.com

▪	Copa Holdings will pay its fourth quarter dividend of US$0.51 per share on December 15, 2016, on all outstanding Class A and Class B shares, to stockholders of record as of November 30, 2016.

Consolidated Financial & Operating Highlights	3Q16	3Q15	% Change		2Q16	% Change
Revenue Passengers Carried ('000)	2,231	1,987	12.3%		2,020	10.5%
RPMs (mm)	4,637	4,116	12.7%		4,178	11.0%
ASMs (mm)	5,506	5,397	2.0%		5,335	3.2%
Load Factor	84.2%	76.3%	8.0 p.p.		78.3%	5.9	p.p.
Yield	11.8	12.7	-7.6%		11.3	3.8%
PRASM (US$ Cents)	9.9	9.7	2.1%		8.9	11.7%
RASM (US$ Cents)	10.3	10.1	1.8%		9.3	11.4%
CASM (US$ Cents)	8.9	9.2	-2.9%		8.6	3.5%
CASM Excl. Fuel (US$ Cents)	6.4	6.4	-0.9%		6.3	1.7%
Breakeven Load Factor	70.2%	75.1%	-4.9	p.p.	66.7%	3.5	p.p.
Adjusted Breakeven Load Factor (1)	73.7%	69.4%	4.3	p.p.	73.7%	0.0	p.p.
Fuel Gallons Consumed (Millions)	71.2	69.2	3.0%		69.4	2.7%
Avg. Price Per Fuel Gallon (US$ Dollars)	1.97	2.16	-8.6%		1.81	9.1%
Average Length of Haul (Miles)	2,079	2,071	0.4%		2,068	0.5%
Average Stage Length (Miles)	1,237	1,233	0.3%		1,194	3.6%
Departures	30,737	30,619	0.4%		30,313	1.4%
Block Hours	97,077	97,053	0.0%		95,171	2.0%
Average Aircraft Utilization (Hours)	10.5	10.8	-2.3%		10.4	0.9%
Operating Revenues (US$ mm)	569.0	547.2	4.0%		494.4	15.1%
Operating Income (US$ mm)	77.2	50.6	52.7%		34.2	125.8%
Operating Margin	13.6%	9.2%	4.3	p.p.	6.9%	6.7	p.p.
Net Income (US$ mm)	74.0	6.2	n/m		54.5	35.7%
Adjusted Net Income (US$ mm) (1)	55.3	37.4	47.8%		21.5	157.2%
EPS - Basic and Diluted (US$)	1.75	0.14	n/m		1.29	34.9%
Adjusted EPS - Basic and Diluted (US$) (1)	1.30	0.85	53.6%		0.51	155.7%
# of Shares - Basic and Diluted ('000)	42,372	44,030	-3.8%		42,117	0.6%

(1)Adjusted Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 3Q16, 3Q15, and 2Q16 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges and charges/gains related to the Venezuelan currency. Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 3Q16 RESULTS

Despite continued softness in yields, a more stable currency environment seems to be contributing to a healthier air travel demand, in which through better commercial execution, Copa Holdings was able to deliver its highest-ever quarterly Load Factor. As a result, Copa Holdings’ third quarter unit revenues increased year over year, while its unit costs decreased, driving a year over year margin expansion.

Consolidated operating revenues increased 4.0% to US$569.0 million on a 2.0% increase in capacity for the period. Load factor came in at 84.2%, or 8.0 percentage points above 3Q15, while yields came in at 11.8 cents, or 7.6% lower than 3Q15. As a result, passenger revenues per ASM (PRASM) increased 2.1%, from 9.7 cents in 3Q15 to 9.9 cents in 3Q16.

Consolidated operating expenses for 3Q16 decreased 1.0% to US$491.8 million, and consolidated operating expenses per ASM (CASM) decreased 2.9% to 8.9 cents. Excluding fuel costs, unit costs decreased 0.9% to 6.4 cents, driven by cost efficiency efforts.

Aircraft fuel expense decreased 5.9% or US$8.8 million compared to 3Q15, as a result of lower fuel prices partially offset by increased capacity and higher fuel burn rates due to higher load factors. The Company’s effective jet fuel price, which includes a realized hedge loss of US$22.2 million in 3Q16 and US$24.1 million in 3Q15, decreased from an average of US$2.16 in 3Q15 to US$1.97 in 3Q16.

For 3Q16, the Company had fuel hedges in place representing 32% of its consolidated volume. The Company has hedged approximately 35% for 4Q16. For 2017, the Company has hedged approximately 6% of its forecasted fuel consumption at an average price of $1.80 per gallon.

The Company recorded a net non-operating income of US$9.5 million for 3Q16 compared to a net non-operating expense of US$40.1 million for 3Q15. Non-operating income (expense) included a fuel hedge mark-to-market gain of US$19.2 million, compared to a fuel hedge mark-to-market loss of US$26.8 million for 3Q15, and a US$0.5 million loss on the devaluation of the Venezuelan bolivar compared to a US$2.1 million loss in 3Q15. The company also had a US$2.3 million mark-to-market loss related to the Company’s share repurchase program in 3Q15.

Copa Holdings closed the quarter with US$773.4 million in cash, short term and long term investments, representing 36% of last twelve months’ revenues.

Total debt at the end of 3Q16 amounted to US$1.21 billion, all of which is related to aircraft financing.

The company has a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from our hub based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet among airlines. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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 OUTLOOK FOR 2016

For 2016, based on year-to-date results and management’s expectations for 4Q16, the Company updates its guidance as follows: Consolidated capacity is now expected to grow approximately 1.5% due to continued adjustment of capacity to the regional demand environment. At the same time, the Company is increasing its Load Factor and RASM guidance, mainly as a result of stronger demand and better commercial execution. On the cost side, the Company is maintaining its CASM ex-fuel guidance. Factored into the current guidance is a higher estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$1.83 per gallon. As a result, the company is narrowing its full year operating margin guidance to a range of 12% to 13%.

Financial Outlook	2016 - Full Year Revised	2016 - Full Year Prior	2015 Reported
Capacity - ASM Growth	+/-1.5%	+/-2%	4.4%
Average Load Factor	+/-80%	+/-79%	75.2%
RASM (cents)	+/-10.0	+/-9.8	10.4
CASM Ex-fuel (cents)	+/-6.4	+/-6.4	6.4
Operating Margin	12-13%	11-13%	11.8%

OUTLOOK FOR 2017 – PRELIMINARY

For 2017, based on our operational plans, and expectations of demand, preliminary guidance is as follows:

Financial Outlook	2017 – Full Year
Capacity - YOY ASM Growth	+/-5%
Operating Margin	15-17%

The estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs for 2017 is US$1.80 per gallon.

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CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 3Q16 totaled US$569.0 million, a 4.0% increase from operating revenue of US$547.2 million in 3Q15. This increase was due to a 4.1% or US$21.5 million increase in passenger revenue.

Passenger revenue. For 3Q16 passenger revenue totaled US$545.1 million, a 4.1% increase from passenger revenue of US$523.5 million in 3Q15. An 8.0 percentage point increase in load factor, combined with a 7.6% drop in passenger yield, resulted in a 2.1% increase in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$24.0 million in 3Q16, a 1.0% increase from cargo, mail and other revenue of US$23.7 million in 3Q15.

Operating expenses

For 3Q16, consolidated operating expenses decreased 1.0% to US$491.8 million, representing operating cost per available seat mile (CASM) of 8.9 cents. CASM, excluding fuel costs, decreased 0.9% to 6.4 cents. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 3Q16, aircraft fuel totaled US$140.4 million, a US$8.8 million or 5.9% decrease over aircraft fuel of US$149.2 million in 3Q15. This decrease was primarily a result of a 3.0% increase in gallons consumed, and an 8.6% decrease in the average price per gallon of jet fuel (all-in), which averaged US$1.97 in 3Q16 as compared to US$2.16 in 3Q15. The all-in average price per gallon of jet fuel for 3Q16 includes a $22.2 million fuel hedge loss, compared to a US$24.1 million loss in 3Q15.

Salaries and benefits. For 3Q16, salaries and benefits totaled US$73.2 million, a 1.8% increase over salaries and benefits of US$71.9 million in 3Q15. The main driver was yearly salary inflation adjustments, partly offset by foreign exchange rates and headcount efficiencies.

Passenger servicing. For 3Q16, passenger servicing totaled US$65.6 million, a 0.7% increase over passenger servicing of US$65.2 million in 3Q15. This increase resulted primarily from additional passengers carried due to higher load factors, offset by lower overall passenger related costs.

Commissions. For 3Q16, commissions totaled US$20.9 million, a 7.8% decrease from commissions of US$22.6 million in 3Q15. This decrease was mainly a result of a lower effective travel agencies commission rate, partly offset by higher credit card costs due to higher penetration year over year.

Reservations and sales. Reservations and sales totaled US$24.0 million, a 22.1% increase from reservation and sales of US$19.6 million in 3Q15. This increase was primarily a result of higher net bookings.

Maintenance, material and repairs. For 3Q16, maintenance, material and repairs totaled US$32.4 million, a 24.9% increase from maintenance, material and repairs of US$25.9 million in 3Q15. This increase was primarily a result of maintenance repair costs related to aircraft lease returns.

Depreciation. Depreciation totaled US$35.5 million in 3Q16, flat when compared to 3Q15.

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Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 1.4% from US$75.9 million in 3Q15 to US$77.0 in 3Q16, primarily as a result of increases in overflight expenses.

Other. Other expenses totaled US$22.9 million, a decrease of US$7.9 million mainly as a result of non-cash costs associated with the launch of ConnectMiles in 3Q15.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net income of US$9.5 million in 3Q16, compared to a net expense of US$40.1 million in 3Q15.

Interest expense. Interest expense totaled US$9.7 million in 3Q16, a 17.1% increase from interest expense of US$8.3 million in 3Q15, mainly as a result of increased factoring expenses of credit card sales in Brazil utilized for currency hedging purposes.

Interest income. Interest income totaled US$3.5 million, a 38.8% decrease over interest income of US$5.7 million in 3Q15 due to the reduction of our cash balances in Venezuela.

Other, net. Other, net totaled a net gain of US$15.7 million in 3Q16 compared to a net loss of US$37.6 million in 3Q15. Other, net for 3Q16, consists mainly of a fuel hedge mark-to-market gain of US$19.2 million, compared to a fuel hedge mark-to-market loss of US$26.8 million for 3Q15.

About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 74 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 99 aircraft: 78 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit: www.copa.com.

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q16	3Q15	Change	2Q16	Change
Operating Revenues
Passenger Revenue	545,066	523,531	4.1%	472,931	15.3%
Cargo, mail and other	23,959	23,716	1.0%	21,518	11.3%
Total Operating Revenue	569,025	547,247	4.0%	494,449	15.1%

Operating Expenses
Aircraft fuel	140,366	149,197	-5.9%	125,260	12.1%
Salaries and benefits	73,194	71,902	1.8%	69,065	6.0%
Passenger servicing	65,612	65,175	0.7%	63,560	3.2%
Commissions	20,862	22,632	-7.8%	20,642	1.1%
Reservations and sales	23,970	19,636	22.1%	23,881	0.4%
Maintenance, material and repairs	32,410	25,946	24.9%	26,190	23.7%
Depreciation	35,525	35,485	0.1%	34,815	2.0%
Flight operations	32,893	30,928	6.4%	30,540	7.7%
Aircraft rentals	30,282	30,409	-0.4%	30,833	-1.8%
Landing fees and other rentals	13,828	14,585	-5.2%	14,046	-1.6%
Other	22,893	30,796	-25.7%	21,434	6.8%
Total Operating Expense	491,835	496,691	-1.0%	460,266	6.9%

Operating Income	77,191	50,556	52.7%	34,183	125.8%

Non-operating Income (Expense):
Interest expense	(9,683)	(8,271)	17.1%	(9,147)	5.9%
Interest income	3,506	5,728	-38.8%	3,238	8.3%
Other, net	15,658	(37,600)	n/m	32,025	-51.1%
Total Non-Operating Income/(Expense)	9,481	(40,143)	n/m	26,117	-63.7%

Income before Income Taxes	86,672	10,413	732.4%	60,299	43.7%

Provision for Income Taxes	12,654	4,200	201.3%	5,772	119.2%

Net Income	74,018	6,213	1091.3%	54,527	35.7%

EPS - Basic and Diluted	1.75	0.14	1137.9%	1.29	34.9%
Shares - Basic and Diluted	42,371,617	44,030,111	-3.8%	42,117,261	0.6%

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Copa Holdings, S. A.

Balance Sheet – IFRS

(US$ Thousands)

	September 30	December 31
	2016	2015
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$221,803	$204,715
Restricted cash and cash equivalents	10,128	64,228
Short-term investments	540,502	416,005
Total cash, cash equivalents and short-term investments	772,433	684,948

Accounts receivable, net of allowance for doubtful accounts	110,278	105,135
Accounts receivable from related parties	297	642
Expendable parts and supplies, net of allowance for obsolescence	70,379	62,247
Prepaid expenses	62,299	48,667
Other current assets	15,726	5,946
Total Current Assets	1,031,412	907,585

Long-term investments	954	861

Property and Equipment:
Owned property and equipment:
Flight equipment	3,102,322	3,030,361
Other equipment	125,802	121,205
	3,228,124	3,151,565
Less: Accumulated depreciation	(830,920)	(743,982)
	2,397,204	2,407,583
Purchase deposits for flight equipment	233,749	243,070
Total Property and Equipment	2,630,953	2,650,653

Other Assets:
Long term account receivable	605	-
Net pension asset	9,067	6,050
Goodwill	20,380	20,380
Intangible asset	53,125	49,046
Deferred tax Assets	14,595	12,708
Other assets	51,252	68,193
Total Other Assets	149,024	156,377
Total Assets	$3,812,343	$3,715,476

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$214,014	$245,514
Accounts payable	100,396	94,741
Accounts payable to related parties	7,196	5,605
Air traffic liability	392,937	352,110
Frequent flyer deferred revenue	31,151	18,884
Taxes and interest payable	85,211	67,242
Accrued expenses payable	72,561	82,948
Other current liabilities	31,784	118,623
Total Current Liabilities	935,250	985,667

Non-Current Liabilities:
Long-term debt	999,537	1,055,183
Other long-term liabilities	64,660	54,339
Deferred tax liabilities	40,774	32,865
Total Non-Current Liabilities	1,104,971	1,142,387

Total Liabilities	2,040,221	2,128,054

Shareholders' Equity:
Class A - 33,731,823 issued and 31,111,310 outstanding	20,988	20,924
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	62,699	57,455
Treasury Stock	(136,388)	(136,388)
Retained earnings	1,818,133	1,638,733
Accumulated other comprehensive income (loss)	(776)	(768)
Total Shareholders' Equity	1,772,122	1,587,422
Total Liabilities and Shareholders' Equity	$3,812,343	$3,715,476

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Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the nine months ended September 30,

(In US$ thousands)

	2016	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	384,822	236,743	148,334
Cash flow (used in) from investing activities	(170,057)	(39,658)	8,672
Cash flow used in financing activities	(197,677)	(282,982)	(109,378)
Net increase (decrease) in cash and cash equivalents	17,088	(85,897)	47,628
Cash and cash equivalents at January 1	204,715	207,437	139,110
Cash and cash equivalents at September 30	$221,803	$121,540	$186,738

Short-term investments *	540,502	484,242	698,945
Long-term investments **	954	428,259	240,097
Restricted cash and cash equivalents ***	10,128	48,702	-
Total cash and cash equivalents and investments at September 30	$773,387	$1,082,743	$1,125,780

* Short-term investments include $265 million of cash in Venezuela at September 2014.

** Long-term investments include $427 million and $239 million at September 2015 and 2014 of cash in Venezuela, respectively

*** Restricted cash correspond to a margin calls to secure derivative financial instruments transactions.

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NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: Adjusted Breakeven Load Factor, CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income

Excluding Special Items

	3Q16	3Q15	2Q16

Net income as Reported	$74,018	$6,213	$54,527

Special Items (adjustments):
Unrealized gain (loss) on fuel hedging instruments	19,225	(26,800)	40,644
(Loss) gain due to devaluation of Venezuelan Bolivar	(484)	(2,100)	(7,607)
Unrealized gain (loss) on Shares Repurchased	0	(2,296)	0
Adjusted Net Income	$55,278	$37,408	$21,490

Shares used for Computation (in thousands)
Basic and Diluted	42,372	44,030	42,117

Adjusted earnings per share - Basic and Diluted	1.30	0.85	0.51

Reconciliation of Operating Costs per ASM
Excluding Fuel and Special Items	3Q16	3Q15	2Q16

Operating Costs per ASM as Reported	8.9	9.2	8.6
Aircraft fuel per ASM	(2.5)	(2.8)	(2.3)
Operating Costs per ASM excluding fuel	6.4	6.4	6.3

Reconciliation of Breakeven Load Factor
Excluding Special Items	3Q16	3Q15	2Q16

Total Operating Expenses, Non-Operating Results and Provision for Income Taxes	495,007	541,034	439,922

Breakeven Load Factor	70.2%	75.1%	66.7%

Special Items (adjustments):
Unrealized gain (loss) on fuel hedging instruments	19,225	(26,800)	40,644
(Loss) gain due to devaluation of Venezuelan Bolivar	(484)	(2,100)	(7,607)
Unrealized (gain) loss on Shares Repurchased	0	(2,296)	0
Total Operating Expenses, Non-Operating Results and Provision for Income Taxes excluding special items	$513,748	$509,838	$472,959

Adjusted Breakeven Load Factor (Excluding Special items)	73.7%	69.4%	73.7%

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